Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, Newfoundland and Labrador

Canada, A1E 0E4

May 13, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Courtney Haseley, Attorney-Advisor

Re:                   Fortis Inc.

Registration Statement on Form F-4 (File No. 333-210261)

Dear Ms. Haseley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fortis Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form F-4 (File No. 333-210261), as amended (the “Registration Statement”), to May 16, 2016 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Johansen at (212) 819-8509 or Jessica Chen at (212) 819-8503, both of White & Case LLP, with any questions you may have concerning this request. In addition, please notify Mr. Johansen and Ms. Chen when this request for acceleration has been granted.

FORTIS INC.

By:	/s/ David C. Bennett
	Name:	David C. Bennett
	Title:	Executive Vice President, Chief Legal
Officer and Corporate Secretary